UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Sustainability Report Chapter On Practices, Policies, Processes, and Indicators in Relation to Social and Environmental Issues, Including Climate Issues

Item 1

Hacemos grupo
con la diversidad
AVAL
Hacemos grupo con todo el país.

PRACTICES, POLICIES, PROCESSES, AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL ISSUES, INCLUDING CLIMATE ISSUES

(CHAPTER EXTRACTED FROM SUSTAINABILITY REPORT)

GRUPO AVAL ACCIONES Y VALORES S.A.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

CONTENT

1. Introduction	3
2. Sustainability Strategy	3
2.1. Double Materiality at Grupo Aval	3
2.2. Action to Achieve the Sustainable Development Goals (SDGs)	5
2.3. ESG Endorsements and Rankings	6
2.4. Stakeholder Management	7
3. ESG Risk Management	9
3.1. Environmental and Social Risk Management System – ESRMS	9
3.2. Climate Change Risk	9
4. Cybersecurity	11
5. Environment	14
5.1. Energy Management	14
5.2. Management of GHG emissions (Greenhouse Gases)	15
5.3. Financed emissions	17
5.4. Climate Change Management	17
5.5. Water Resource Management	25
5.6. Waste Management	25
5.7. Articulated Work with our Banks	27
5.8. Supplier Management	27
5.9. Analysis of Assets Under Management under Social and Environmental Criteria	28
6. Social Value Creation	29
6.1. Financial Inclusion and Education	29
6.2. Financial Education	31
6.3. Social Investment	32
6.4. Diversity, Equity, and Inclusion	33
6.5. Gender Equity	34
6.6. Coordinated Work with our Banks	36
SASB Content	37

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

1.	Introduction

The content of this report corresponds to an extract from the management and sustainability report, which describes Grupo Aval's Sustainability strategy, addressing the material issues prioritized with a vision of double materiality and the most relevant elements of our environmental and social management during 2023. Likewise, we will communicate the main activities, initiatives, challenges, and achievements in social, environmental and governance matters that are executed through our entities and that we consider relevant for our shareholders and investors.

We incorporate SASB indicators corresponding to the Commercial Banks industry. This is due to the fact that the banking services segment represents 79.8% of assets at the consolidated level. However, we incorporate indicators from the Asset Management & Custody Activities industry, including Corficolombiana information.

2.	Sustainability Strategy

The Holding Company's Sustainability strategy is aligned with global and local changes in the industry. Our strategy has matured in ESG management since 2019, evolving from stage 1 (basic) to stage 4 (integrative). This improvement is the result of the implementation of actions aimed at strengthening collaborative relationships with the environment, validations with stakeholders, compliance with regulations and aligning business strategy and financial planning with material topics, tending to the generation of economic, environmental, and social value.

Over the next few years, we will continue to work to strengthen the Group's strategy, responding to the needs of the environment and our entities, through the continuous monitoring of the commitments made in order to reach the 5th stage of maturity (transformative).

2.1.	Double Materiality at Grupo Aval

In 2023 we updated the materiality of the Holding, extending the scope of the exercise carried out in 2019, to the vision of double materiality. We did it following best practices in the sector, where we must consider not only the impact that the business can generate on the environment and society, but also the impact that the environment can generate on the business and financial materiality. The main inputs of the analysis were the relevant aspects expressed by the main stakeholders: entities, directors, collaborators, shareholders, investors, opinion leaders, government, and regulatory bodies. We collect this information through interviews, surveys, and workshops. We also consider the ESG actions of the entities, best practices adopted by companies in the sector at a national and international level, reference frameworks, regulators, and the challenges of the sector.

Based on this understanding, the following 10 material topics were defined in the Environmental, Social and Governance dimensions, which are managed, in part, through our entities.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
Material topics	Definition	Scope
Environmental dimension
Climate change management and mitigation.	It refers to the management (measurement, reduction, and offsetting) of the organization's scope 1 (direct), 2 (indirect) and 3 (indirect value chain) greenhouse gases.	Contribute to the transition to a low-carbon economy that is resilient to climate change, aligned with the requirements of applicable regulations.
Social dimension
Human talent.	Management of the attraction, development, retention of talent by generating adequate working conditions and respect for human rights.	Consolidate talent management by promoting health, occupational safety, and human rights.
Diversity, Equity, and Inclusion.	Promote policies, good practices, and programs that encourage the development of diverse, equitable, and inclusive spaces inside and outside organizations.	Encourage the integration, representation, and participation of stakeholders in Diversity, Equity, and Inclusion actions.
Financial inclusion and education.	Financial inclusion seeks to give more people access to the benefits provided by banking; and financial education is about developing skills to manage money responsibly and use financial products appropriately.	Through our entities, we contribute to the well-being of the population and the reduction of inequalities in the country, through financial inclusion and the development of financial knowledge for current and potential customers of the entities.
Government dimension
Reputation & corporate marketing.	Development and implementation of strategies and actions that contribute to improving the internal and external perception of the company and its entities, positively impacting its reputation and positioning.	Boost and improve the reputation and brand positioning of the group and its entities.
Ethics, corporate governance, compliance, and internal control.	Internal control standards, policies and procedures that establish the rules of operation of the governing bodies, promoting transparent and honest management.	Incorporate ESG policies and procedures within the decision-making structure, strengthening the transparency of the organization.
ESG risk management.	Consider ESG threats and opportunities in entities’ risk management system.	Integrate into the risk management system, the consideration of environmental and social aspects that may impact the financial

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
performance of the organization.
Sustainable finance.	It refers to the inclusion of environmental, social, and corporate governance criteria within the financing and investment decision factors.	Through our entities, contribute to the transition towards a model of financing and conscious investment of the entities that promotes the progress of the country.
Security, information privacy and data protection.	It refers to information protection measures that are applied to prevent unauthorized access to data, which can be found on computers, physical documents, databases, websites, among others.	Information protection practices and procedures.
Profitable and sustainable economic performance.	It is the ability to use assets to generate profits in the short and long term, strengthening the relationship with the various stakeholders.	Monitoring of the financial indicators of the Group and the entities to generate profits by promoting technological innovation, strengthening the relationship with stakeholders.

2.2.	Action to Achieve the Sustainable Development Goals (SDGs)

As one of the largest financial groups in the country, we are aware of our responsibility to promote actions that contribute to the global goals set out in the United Nations Sustainable Development Goals (SDGs), as a roadmap that puts people, planet, prosperity, and partnerships for development at the center. Under this premise, we went from directly impacting 7 SDGs in 2022 to generating actions, mainly, for 9 of the 17 SDGs in 2023.

SDG	Action
We contribute to dignifying the health service in the country for all people, contributing to cancer research and treatment through the CTIC.
We promote and foster inclusive and equitable spaces through corporate policies and actions in Grupo Aval and its entities.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
With the “Misión La Guajira” program, we started a project to bring solutions for access to drinking water to Raizal communities in this department.

We are one of the largest private sector employers in Colombia, with more than 74,000 employees.

Our investments, payment of taxes and the generation of quality employment are engines that multiply resources in Colombian society.

We develop new products and solutions for our clients aimed at achieving greater financial inclusion, leveraging technology to solve the needs of the country's population.
We provide opportunities to the Colombian population, striving to reduce banking gaps with financial solutions according to their needs, providing savings, investment, and financing options. We develop programs and initiatives with the aim of bringing alternatives to dignify their quality of life to communities in isolated areas of the country.
We seek to be facilitators in the processes of mitigation and adaptation to climate change, for which each of the entities designs strategies and measures its carbon footprint.
We have an organizational structure in accordance with all legal requirements. We adopt the best disclosure practices in corporate governance and information security for our clients. We carry out anti-corruption, anti-fraud, and anti-bribery risk assessments.
We generate alliances with key actors at the national and international level that have allowed us to promote actions with an environmental and social focus.

2.3.	ESG Endorsements and Rankings

At Grupo Aval and Bancos Aval, we continue to work under the Financial Initiative of the United Nations Environment Programme UNEP FI, reaffirming our commitment to promote the transition to more sustainable global economies through our businesses.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

We are committed to meeting the Sustainable Development Goals (SDGs) and the universal principles of the United Nations Global Compact. We continue to adhere to the Compact and develop actions that have had a positive impact on the different stakeholders, communicating the challenges and importance of the 2030 Agenda on the financial sector.

We participated for the fifth consecutive year in the Dow Jones Sustainability Index and obtained a rating of 49 points, a growth of 6 points compared to 2022. This evaluation has allowed us to understand the opportunities for improvement and design action plans aimed at closing gaps.

During 2023 we maintained the BB rating. In the Social dimension, we stand out for our actions in terms of: i) financial protection and customer privacy, ii) data security, and iii) social and ethical risk management. In terms of the Governance pillar, we stand out for our business ethics and anti-corruption policies.

2.4.	Stakeholder Management

Due to the turn of the business and in line with the review of material topics, in 2023 we carried out the redefinition of stakeholders, considering both those that generate direct action on the business and those that the business can impact. In this analysis we went from having 8 stakeholders to 7 that represent a fundamental role for the correct development of the business, as well as key actors for Grupo Aval such as: the Board of Directors, Government and regulatory bodies and opinion leaders.

For the Group, having a two-way and close relationship with our stakeholders allows us to understand their needs and expectations, and to work as a group to generate a positive social transformation in the country.

The evaluation yielded the following seven stakeholders:

Stakeholder	Description	Communication channels
Board of Directors	Management team in charge of approving the policies, strategies, monitoring, and evaluation of the tasks proposed by the Senior Management of the Holding Company and its entities.	Regular meetings Board Committees
Entities	Companies over which we exercise control as a Holding Company.	Virtual and face-to-face Committees and meetings Emails Phone calls

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
Shareholders & Investors	It is the company's shareholders and bondholders.	Virtual meetings (Quarterly Earnings Calls) Face-to-face meetings (shareholders' assembly) Emails Shareholders and investors hotline annual reports Responses to requests Website www.grupoaval.com
Employees	It is the human team that makes it possible for the objectives of the companies to be met and who manage the projects in our entities.	Virtual and face-to-face meetings Emails Releases Calls Intranet Endomarketing Event: "I am Aval" Day
Thought Leaders	Mass and digital media and/or people, who publish information about us and/or our entities and that are important for brand and reputation management.	Interviews Press releases Results reports Website www.grupoaval.com Virtual and face-to-face meetings Press conferences
Government & Regulators	Organizations that, due to the nature of the business, issue regulatory requirements and carry out constant and permanent monitoring of the financial and non-financial information of the Holding Company and its entities.	Reports Response to requirements Website www.grupoaval.com
Suppliers	Those who provide us with inputs and/or services directly to the Holding Company and the entities.	Email Phone calls Website www.grupoaval.com

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
3.	ESG Risk Management

3.1.	Environmental and Social Risk Management System – ESRMS

FN-CB-410a.2

Since 2020, Banco de Bogotá, which is our main financial institution, has been able to identify environmental and social risks of customers who go through the process of granting Commercial Credit, through the Environmental and Social Risk Management System –ESRMS for customers with a debt limit greater than or equal to $21 billion pesos. Through a form, they collect information related to the environmental and labor situation of their clients and manage to categorize clients into three levels of environmental and social risk, which helps them issue control and monitoring recommendations, aimed at mitigating possible environmental and social risks that may arise in their commercial portfolio. During 2023, the Bank carried out 402 customer analyses, within the ESRMS methodology, with an increase of approximately 11% compared to the previous year, categorizing each customer into one of the three levels of risk defined (high, medium, and low), distributed in 18.5% in high risk, 76.5% in medium risk and 5% in low risk. The total assessed amount at the end of December 2023 is $31 trillion pesos.

During 2023, Banco de Bogotá made improvements to the ESRMS process, by making adjustments to the Environmental and Social Risk Identification Form in order to obtain information on customers' capacity to mitigate climate change risk and strengthen its analysis, along with the use of public platforms and tools that help evaluate the strategies or actions that are in the design or implementation stage by the clients, to mitigate possible impacts and identify in the client's analysis the level of dependence on ecosystem services and the impacts associated with the economic sector to which the clients belong.

As part of the commitment to manage the environmental and social risks related to the lending activity of our banks, during 2023 Grupo Aval continued to support Banco de Occidente, Banco Popular and Banco AV Villas in the implementation initiative of the Environmental and Social Risk Management System –ESRMS, through monthly meetings aimed at resolving particularities that arose in the diagnostic phases, design, testing and implementation of ESRMS. These three banks had the support of an expert consultant in the implementation of this work. It is expected that in 2024 the full implementation of ESRMS will be achieved, to manage the environmental and social risks of the loan portfolio in our banks, minimizing the probability of occurrence of these risks and directing financial flows towards economic activities that adequately manage the impact on society and the environment.

3.2.	Climate Change Risk

FN-CB-410a.2

The risks linked to climate change have implications that have an impact on the financial sector. It is a cross-cutting risk that affects financial institutions through traditional risks, for this reason our banks have been working, or have a goal for 2024, to develop a process of mapping and identifying climate change risks (physical and transitional), assessing the need to strengthen their prevention mechanisms, containment, mitigation, and resilience. It is important to note that progress in this process varies in each of our banks, reflecting different levels of progress.

In 2023, Banco de Bogotá has presented progress in the methodology adopted to manage transition risk in the loan portfolio, through a "transition score", starting with the corporate and business segments, which represent 71% of the corporate portfolio. As of December 2023, the results of the analyses show that there are two levels of risk that need to be monitored. However, they are in the process of evaluating the information to understand the mitigation capacity of customers. Regarding

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

physical risks, in 2023 an approach to the possible effects of the El Niño phenomenon was incorporated, considering the forecast of the International Center for Research on the El Niño phenomenon and IDEAM, on the presence of this phenomenon for the second half of 2023. Defining a pilot plan carried out in 2023 and projected for 2024, in three milestones (historical analysis events, modeling scenarios and adaptation recommendations).

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
4.	Cybersecurity

FN-CB-230a.1 – FN-CB-230a.2

Given the current technological landscape, cybersecurity emerges as a fundamental pillar, especially in the financial field, where global interconnection and the digitalization of financial services have reached unprecedented levels. In the Group, information has become one of the most precious assets, and the cyber threats that fall on this asset have multiplied exponentially, putting the integrity and confidentiality of financial data at risk. The growing adoption of disruptive technologies and the sophistication of cyberattacks demand a critical look at cybersecurity as an inescapable imperative.

In this context, during 2023 Grupo Aval and its entities have continued their process of continuous improvement of the security management model by updating and monitoring key strategies to safeguard stability and trust in the financial environment, where protection against digital threats has become a permanent challenge.

Thus, the group has been strengthening its capabilities for identifying, protecting, detecting, responding, and recovering from cybersecurity attacks, maintaining internationally recognized cybersecurity models such as the NIST Security Framework, Center for Internet Security (CIS) control framework and ISO 27000 standards as a management model, methodologies on which we develop security risk management models.

To ensure compliance with these standards, for several years we have been carrying out constant measurements using a verification by one of the most recognized auditing firms in the market, showing a constant evolution in the indicators that currently place us with an average degree of maturity among our entities of 4.2 (managed) in the Information Security Management System (ISMS).

Likewise, a methodology was defined at the corporate level to measure different security indicators to know the security posture, which allowed us to identify a significant evolution among the entities, going from a posture of 84.1% to 86.9%.

In a complementary way and as part of the growth strategies of medium-sized entities and the real sector, the support service for entities has been strengthened, within which in 2023 accompaniment activities were developed such as execution of social engineering tests, execution of tests on critical platform, accompaniment in cyber – security exercises, execution of Red Team type tests, accompaniment in internal security committees as well as the follow-up of the work plans derived from the previous activities.

Another focus is the definition of security baselines for all the Group's Entities, the objective of which is to standardize and expand technical security controls and optimize costs in their deployment through the definition and management of corporate agreements with suppliers, highlighting a level of 93% adoption in entities, for which the following activities were carried out:

•	Structuring of category commissions with the participation of entities to acquire security technologies such as Security Service Edge, automatic information labeling, Network Traffic Analyzer, Detection and Response and identity services for the Open Banking initiative.

•	Selection and negotiation of technologies for the technological update of security event correlation services, highlighting that this update will provide new functionalities and capabilities for the performance of cybersecurity monitoring by the Corporate SOC using artificial intelligence techniques.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
•	Permanent monitoring of the adoption and/or updating of protection technologies selected during previous periods such as Endpoint Detection and Response – EDR, User and Entity Behavior Analytics – UEBA, Cloud Security Posture Management – CSPM, Security Orchestration Automation and Response – XSOAR, Cloud Access Security Broker – CASB, Intrusion Prevention System – IPS and Network Access Control – NAC, among others.

•	Update and extension of the validity of agreements necessary for the management of DKIM/DMARC services for email control, File Integrity Monitoring for file configuration verification, penetration testing services, cyber intelligence services, early warning identification services, virtual patching, and anti-phishing services.

In addition, progress was made in strengthening the Group's response capabilities through the evolution of the Corporate Incident Response Center (CSIRT Coordinador Aval) in which numerous communications were generated and investigations were carried out on emerging risks and digital threats, vulnerabilities that could affect the Entities were reported and constant monitoring was carried out for correction. The Indicators of Compromise (IoC) identified worldwide to prevent attacks on our infrastructure were reported, training was carried out aimed at the response to security incidents, including the participation and/or leadership of individual attack drills in each Entity, simultaneous at the corporate and sectoral level together with the Asociación Bancaria and the other banks in Colombia.

At the corporate level, the incidents presented in the entities were monitored, highlighting that for 2023 there were no high-impact incidents that would have generated significant materiality at the Grupo Aval level.

In 2023, in Grupo Aval and its entities, although there were small non-material incidents, there were no data breaches that resulted in a deviation from the expected results in terms of confidentiality and integrity. In the event of a material incident, Grupo Aval will disclose the event information in accordance with current regulations.

It is the primary function of corporate security teams to promote the proper management of the security model in business projects and initiatives and thus ensure their proper alignment with the security model, which is why during 2023 we focused our efforts on key projects and initiatives such as:

•	dale! 2.0 technology platform update.

•	Security definitions for Open Banking.

•	Securing Cel to Cel transfers.

•	Definition of security guidelines for the use of artificial intelligence.

•	Definition of safety guidelines for scraping containment.

•	Implementation of security strategies for corporate, personal banking and card-not-present purchases.

•	Definition of security guidelines for the DataLake.

•	Implementation of Facial Biometrics technologies in critical business transactions.

•	Defining security controls in CRM solution migration.

•	Implementation of controls for treasury management systems.

•	Definition of security guidelines for the management of backup and virtualization platforms.

By 2024, our goal is to continue strengthening the security levels of our entities, for which we will focus on 6 corporate strategies:

•	Taking advantage of synergies between the entities, increasing the centralization of some operations in a shared corporate center.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
•	Concentration of efforts in the smaller companies of the group, extending the capabilities of the parent companies and taking advantage of corporate synergies.

•	Strengthen the architectures defined for the management of services by third parties, as well as the processes for monitoring and compliance with the security policies defined for the providers.

•	Expand the implementation of security in all technological elements by applying the defense-in-depth methodology, monitoring vulnerability management more deeply, and monitoring the updating of technological obsolescence.

•	Increase the Group's capabilities by using artificial intelligence tools that are capable of automatically identifying threats and acting in an automated manner to threats.

•	Increase recovery capabilities in the event of cybersecurity incidents, strengthening the entities' datacenters and backup systems that allow them to recover quickly from any event.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
5.	Environment

As a result of the double materiality analysis, it was found that Climate change management and mitigation is one of the main issues to be managed. In this regard, in 2019 we carried out the first carbon footprint measurement for Grupo Aval Holding (scopes 1, 2 and 3) under the GHG Protocol methodology, identifying the direct and indirect environmental impact of our operations on the generation of GHGs. We have carried out this exercise annually to improve the quality of the information, including in 2023 the measurement of scopes 1 and 2 of the entities. We also consolidate their energy and water consumption, to establish a baseline to determine the goals to be achieved as a group.

We have proposed our roadmap following the TCFD recommendations, in governance, strategy, risk management and metrics and objectives, as a mechanism for managing the risks and opportunities associated with climate change. This exercise has been carried out in parallel by our entities, which, due to their nature of the business, are the ones that generate a direct impact on the environment with their credit portfolios, and which are responsible for measuring and managing physical and transition risks.

We monitor different environmental aspects such as energy and water consumption, and waste generation. This has made it possible to develop actions in favor of the conscious use of these resources and their correct management.

We will continue to implement actions so that our employees generate responsible consumption habits, and during 2024, we will improve the measurement of our carbon footprint as a Holding Company and of the entities in the 3 scopes, promoting the reduction, mitigation, and compensation of emissions. We will also continue to implement the TCFD recommendations.

5.1.	Energy Management

At Grupo Aval we promote the efficient use of energy, which is why we have implemented energy-saving LED lighting systems, with presence sensors in infrequent spaces, and we have programmed computers with sleep timers. In 2023, our consumption increased 7.7% compared to the previous year, due to the increase in person hours of employees in the offices.

Energy consumption (kW) - Grupo Aval Holding
2021	2022	2023	2023 vs 2022
133,306	160,733	173,039	7.7%

Our entities have some offices nationwide that use renewable energy, for example, through solar panels, in the case of Banco de Bogotá and Banco Popular. The total energy consumption of the entities in 2023 was 402,055,193 kW:

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
Energy consumption (kW) - Entities
Entity	2021	2022	2023	2023 vs 2022
Banco de Bogotá	27,408,770.00	25,928,160.00	23,316,000.00	-10.1%
Banco de Occidente	13,859,640.00	12,424,640.00	11,531,510.00	-7.2%
Banco Popular	14,748,000.00	13,880,000.00	12,884,000.00	-7.2%
Banco AV Villas	10,830,201.00	11,560,148.00	11,200,863.00	-3.1%
Corficolombiana	348,798,420.00	310,780,400.00	340,038,300.00	9.4%
Porvenir	3,067,202.00	3,257,772.00	3,084,520.00	-5.3%
Total	418,712,233.00	377,831,120.00	402,055,193.00	6.4%

The Group's four banks and Porvenir reduced their energy consumption, while Corficolombiana increased due to the increase in restaurant consumption as part of its investment in the hotel sector. Corficolombiana is the entity with the highest contribution due to the fact that it includes in this indicator the consumption derived from its investments that belong to sectors of high consumption for the development of its activities, such as energy, infrastructure and agribusiness, among others. As a result, we recorded a consolidated increase of 6.4% compared to 2022.

At the Holding we do not use non-renewable energies for the development of our activities. In the case of our entities and given that they provide in person services to their customers, they sometimes make use of non-renewable energies as a support mechanism in the event of interruptions in the electricity service. Some of these sources are gasoline, diesel or ACPM plants, Anhydrous Bioethanol and Palm Biodiesel.

5.2.	Management of GHG emissions (Greenhouse Gases)

In 2023, for the fifth consecutive year, the carbon footprint was measured for 100% of the activities carried out at Grupo Aval Holding, which correspond to administrative functions in Bogotá. The measurement was carried out for scopes 1, 2 and 3, under the "Corporate Accounting and Reporting Standard – GHG PROTOCOL". For each of the scopes, the following emission sources were identified:

Scope 1. Emissions generated by air conditioning systems (HFC-410a / R-410A) and refrigerators (R-134A). For 2023, emissions generated by CO2 fire extinguishers were included.

Scope 2. Emissions generated by energy consumption, air conditioners, computer equipment and lighting systems.

Scope 3. Emissions generated by paper and water consumption, land and air travel of employees.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
Scope	Sources	Carbon footprint (tCO2eq/year)					23 vs 22	23 vs 19
		2019	2020	2021	2022	2023
1	Air conditioning systems, refrigerators, and fire extinguishers.	2.84	6.06	2.84	2.80	0.04	-98.6%	-98.6%
2	Energy consumption.	27.67	25.73	16.80	18.10	19.38	7.1%	-30.0%
3	Consumption of paper, water, and transport of employees.	25.29	7.15	5.00	6.70	8.64	29.0%	-65.8%
TOTAL HCC		55.8	38.94	24.64	27.61	28.06	1.6%	-49.7%

This year, there was a 49.7% reduction in the carbon footprint compared to our base year (2019), maintaining a similar performance to that of 2022. This is due to the hybrid work model that continues at Grupo Aval Holding, the actions to reduce paper consumption in the offices and the reduction of transport for business activities.

In relation to the behavior of each of the scopes in 2023 compared to the immediately previous year, a reduction in scope 1 was evidenced, given that HCFC-123 extinguishers were replaced with CO2 extinguishers and that no refills of the refrigeration systems were carried out. Scope 2 presented a slight increase due to the consumption of electrical energy for administrative activities in the offices and related to scope 3, the increase was due to the fact that more air travel was made to international destinations.

Consolidated carbon footprint of entities (scope 1 and 2)

Within the management and mitigation of climate change, it is essential to consider the GHG emissions that are being generated by our entities, which have been developing the measurement of the carbon footprint of their activities. To this end, in 2023 we carried out the first corporate carbon footprint consolidation exercise for scopes 1 and 2, where we included information on 4 of the Holding's 6 direct investments. Total emissions for scope 1 were 227,671.93 tCO2eq and for scope 2 were 20,353.45 tCO2eq.

Entity	2023 (tCO2eq)
	Scope 1	Scope 2
Banco de Bogotá	1,928.00	2,517.00
Banco de Occidente	1,252.01	1,992.65
Banco Popular	345.88	2,226.42
Corficolombiana	224,146.00	13,598.00
Total	227,671.93	20,353.45

Note: Biogenic emissions are not considered for scope 1. Banco AV Villas and Porvenir are in the process of measuring their carbon footprint for the 2023 period.

Total emissions for scope 1 were 227,671.93 tCO2eq and for scope 2 were 20,353.45 tCO2eq. Due to the inclusion in the measurement of the emissions generated by the investments made mainly in

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

infrastructure and energy (industries whose activities generate a high impact), Corficolombiana represents the largest participation in the corporate GHG inventory, representing 98% of emissions for scope 1 and 67% of those corresponding to scope 2.

By 2024 we expect to have consolidated carbon footprint information for our four banks, Corficolombiana and Porvenir, in order to set group reduction goals.

5.3.	Financed emissions

Financed emissions - bank portfolio

FN-CB-410b.1, FN-CB-410b.3, FN-CB-410b.4

The impact of GHG emissions generated by financial institutions goes beyond the activities under their direct control, being jointly responsible for those generated by their portfolios of financial assets. This exercise aligns climate risk management initiatives and the decarbonization of their portfolios.

The estimation of the financed emissions with the methodology defined by PCAF (Partnership for Carbon Accounting Financials) for commercial loans, takes into account the carbon footprint of the clients financed in the reporting year and the share of the Bank's debt within the capital structure of each client: total financial indebtedness plus equity.

In 2023, Banco de Bogotá measured the emissions of its portfolio for 2022 with a PCAF score between 2 and 3, in the oil & gas, power generation, steel and cement sectors, sectors that represent 69% of the emissions of the portfolio under analysis under this methodology. This allowed the bank to take a GHG inventory and estimate the carbon footprint of financed customers from production data. Financed emissions for 2022 were a total of 7.46 million tCO2eq, with a customer exposure of $33.08 trillion pesos. At the consolidated level, Banco de Bogotá represents 53.3% of Grupo Aval's gross portfolio.

In 2024, Banco de Bogotá will publish the issuances generated in 2023. For their part, Banco Popular, Banco de Occidente and Banco AV Villas will carry out the first measurement of emissions financed under the aforementioned methodology.

AUM Financed emissions

FN-AC-410b.1, FN-AC-410b.2, FN-AC-410b.3

The Porvenir Pension Fund Administrator made the first disclosure of GHGs derived from a portion of its investment portfolios under the PCAF methodology. These measurements will make it possible to establish a baseline and set targets for decarbonization.

The financed emissions and carbon footprint for the assets covered by Porvenir in terms of listed equities, corporate bonds and sovereign bonds were 1.8 million tons of CO2eq in 2022. The carbon footprint for the year 2022 was 119.3 tons of CO2eq per million dollars of Assets Under Management. This measure has a coverage of 36.8% of Porvenir's Assets Under Management.

For its part, Corficolombiana, although it does not have AUM asset management, classifies its benchmark assets into categories for financial control. In this regard, it measured the financed emissions for 2023 from its investments in the oil, gas and financial sectors, mainly, generating 13,054.87 tCO2eq.

5.4.	Climate Change Management

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

The Task Force Climate Related Financial Disclosure (TCFD) states that "climate change poses financial risks to the global economy." To define management and consider climate-related risks and opportunities in financial markets, this framework sets out recommendations for disclosing associated information.

TCFD Thematic areas and recommendations

Subject area	Objective	Recommendation
Governance	Disclose the organization’s governance around climate-related risks and opportunities.	• Board oversight of climate-related risks and opportunities. • Determining the role of management in assessing and managing climate-related risks and opportunities.
Strategy	Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s business, strategy, and financial planning when such information is material.

•     Description of climate-related risks and opportunities that the organization has identified in the short, medium, and long term.

•     Description of the impact of climate-related risks and opportunities on the organization's business, strategy, and financial planning.

•     Description of the resilience of the organization's strategy, considering different climate-related scenarios, including a scenario of 2°C or less.

Risk Management	Disclose how the organization identifies, assesses, and manages climate-related risks.

•     Description of the organization's processes for identifying and assessing climate-related risks.

•     Description of the organization's processes for managing climate-related risks. Describe how the processes of identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management.

Metrics & Goals	Disclose the parameters and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

•     Disclosure of the metrics used by the organization to assess climate-related risks and opportunities in line with its risk management strategy and process.

•     Disclosure of Scope 1, 2 and, if applicable, Scope 3 greenhouse gas (GHG) emissions and related risks.

•     Description of the objectives used by the organization to manage climate-related risks and opportunities and performance in relation to the objectives.

Source: TCFD (https://www.fsb-tcfd.org/recommendations/)

In response to these recommendations, and understanding our mission, we have developed each of the thematic areas of the framework focused on promoting the management and disclosure of risks associated with climate change through our entities.

I.	ESG Governance

Sustainability management is essential for the proper development of the business, which is how the governance structure was defined, where the Board of Directors, the Executive Committee and strategic areas of the Holding are involved, establishing roles and responsibilities at different levels.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

Awareness-raising and review sessions on ESG issues, including climate issues, were held for the Executive Committee and the Board of Directors of Grupo Aval Holding. These sessions addressed topics such as: importance of ESG issues, metrics, and standards, among others.

Corporate Sustainability Policy

With the aim of establishing the general guidelines for entities to carry out, through their governing bodies, the responsible management of natural resources, the promotion of fair labor practices, financial inclusion, and support for social and environmental projects, in 2023 we began the construction of the Corporate Sustainability Policy that will come into force in the first quarter of 2024.

II.	Strategy

In 2023 we updated the materiality under a vision of double materiality, considering the impact that the environment (climate change) has on the business (see section Double Materiality in Grupo Aval). As a result of this exercise, one of the material topics prioritized is the Management and Mitigation of Climate Change. To respond to this management, our entities, which have a direct impact with their activities, are responsible for defining and executing their internal strategy, which must respond to the recommendations established by the TCFD framework and the commitments defined by the Holding.

Under this consideration, the disclosure of this information will be as reported in the TCFD reports of our entities.

III.	Climate Change Risk Management

As described in the Climate Change Risk section of this document, the analysis of these risks is carried out by our banks, who have worked on the mapping and identification of physical and transition risks, assessing the need to strengthen prevention, containment, mitigation, and resilience mechanisms.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
IV.	Metrics & Goals 2024

We have drawn up a roadmap for 2024, focused on managing actions that direct us towards our goal of reducing GHG emissions generated by the activities of our business and the entities.

Grupo Aval Holding Actions

•	Define a corporate climate change management and mitigation policy that ensures compliance with environmental legislation and international requirements.

•	Carry out an inventory of the Holding's Greenhouse Gases according to the GHG Protocol (Scope 1, 2 and 3). Set reduction goals and deadlines.

Actions for the management of entities

•	Establish the minimum climate risk management requirements of entities to standardize the consolidation of information.

•	Establish the minimum requirements of the entities for the consolidation of information for Greenhouse Gas emissions according to the GHG Protocol Scope 1, 2 and 3.

Climate Change Management - Entities

Below are the main actions of the entities during 2023 in terms of climate strategy.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

TCFD - Grupo Aval Entities
Entity	Governance	Strategy	Risk Management	Metrics & Goals
Banco de Bogotá	The bank established a strong governance model that ensures the prioritization of Environmental, Social and Governance (ESG) issues and incorporates them into decision-making, including issues related to climate change.	The sustainability strategy seeks long-term innovative, responsible, and visionary management.	Since 2019, the bank has analyzed its customers' environmental and social criteria through the Environmental and Social Risk Management System (ESRMS). This process has evolved, including, within the management framework, climate change risk as a transition and physical risk.	Since 2019, the bank has measured its annual corporate carbon footprint, taking into account the guidelines of the GHG Protocol and the Colombian Technical Standard NTC – ISO 14064-1:2006.
Banco de Occidente

The bank's Climate Governance recognizes the ownership and knowledge of the importance of climate change in the operation and, even more, highlights the role in the management of decarbonization and climate resilience processes in the value chain.

The Climate Governance structure was defined, which is composed of a supervision of climate issues by the Board of Directors, President, and Support Committees such as the Audit Committee, the Comprehensive Risk Management Committee, and the Sustainability Steering Committee.

The climate strategy includes the identification of physical and transition risks, and opportunities that translate into a roadmap for decarbonization and climate resilience.

For 2023, a decarbonization and climate resilience portfolio was defined in response to the risks assessed, and it was evident that climate action efforts are not starting from scratch.

			The methodology developed by Ecoacciones S.A.S. BIC and Banco de Occidente for the identification, prioritization and assessment of financial risks associated with climate was adapted from the methodology proposed by "The Carbon Trust", in accordance with the bank's perspective, the sectoral analysis in Colombia and the TCFD recommendations.	To assess climate-related financial risks, the bank is in the process of internally validating the metrics and goals to consider.
Banco Popular	For the bank, ESG issues have become of significant	The bank integrated sustainability into the	The bank designed and developed the Environmental and Social Risk	The bank measured GHG emissions

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
	importance, where the identification of potential risks and the application of eligibility criteria for decision-making is key. Thus, senior management received both internal and external advice throughout 2022 and 2023, with the purpose of ensuring knowledge and skills on matters relevant to the financial sector.	main purpose and the 2025 strategy to consolidate its commitment to the country's sustainable development through the provision of financial services that leverage economic growth, as well as the well-being of people and organizations in the territories where the bank operates.	Management System (ESRMS) as a tool for analyzing the lending process. It also identified the current physical risks associated with the Corporate, Government and Construction portfolios, classifying them by level of exposure and threat of flooding, mass movements and drought, and the inclusion of climate variables such as temperature and precipitation in the prospective analysis of future climate scenarios together with the use of information from global models available in worldclim.org.	through the estimation of the Corporate Carbon Footprint, which provided a solid methodology for the development of a route towards Carbon Neutrality.
Banco AV Villas	Given the importance of structuring and implementing a governance model that guarantees the proper management of ESG issues and, at the same time, permeates the bank's decision-making to successfully develop the sustainability strategy, a series of actions have been proposed that will strengthen the management of climate issues.	For the maturity of the climate strategy integrated into the bank's business model, a roadmap was drawn up aimed at managing the risks associated with climate change.	The bank will manage risks through the Environmental Risk Management System that will come into operation in 2024, through the development of 6 stages that will be executed in an integrated manner with the bank's credit process.	It is expected to establish the Climate Strategy with goals and objectives aligned with TCFD. By measuring its carbon footprint, the bank has identified opportunities to reduce GHG emissions.
Corficolombiana

The Board of Directors and its associated committees such as the Corporate Governance and Sustainability Committee, as well as the Corporate Governance, Risk and Compliance Committee - CGRC - and the Presidency are responsible for leading and

		The Climate Strategy is part of the corporate strategy Corficolombiana Sostenible, and its investment plans, and seeks to consolidate a	The climate risk analysis process is integrated into the organization's regular process for identifying, managing, and monitoring risks. Climate change is part of a category of Corficolombiana risk taxonomy defined as the Operational Domain.	Objectives were established for each of the fronts of the strategy: on the transition front they are oriented towards the decarbonization of operations and low-

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

ensuring the implementation of the actions defined in the climate strategy.

The Sustainability Department provides internal support and accompaniment and is responsible for monitoring the level of compliance with the Strategy and Policy.

		low-carbon investment portfolio and resilient to the effects of climate change. Two complementary strategic fronts were established: Transition and Adaptation.		carbon investments, and on the adaptation front they focus on the management of organizations' climate risks and on structured and implemented adaptation plans.
Porvenir	The Board of Directors Committees received training on climate change and the results of risk and opportunity assessments were presented.

The identification of risks and opportunities of climate change and the initial analysis of possible effects on the strategy (AEA / ATA) and portfolios in voluntary (Sustainable Generation) were carried out.

			Portfolio exposure to risks and opportunities were mapped, and engagement and collaboration actions were identified.	Risk and opportunity exposure metrics were defined. The bank measured the carbon footprint of portfolios.

Note: This table includes a summary of the entities' climate strategy, following the recommendations of the TCFD. For more information, please refer to the TCFD reports published by the entities referenced below:

•	Banco de Bogotá: https://www.bancodebogota.com/wps/themes/html/minisitios/sostenibilidad/index.html

•	Banco de Occidente: https://www.bancodeoccidente.com.co/banco-de-occidente/documentos/PDF/ 01-quienes-somos/informacion-para-accionistas/sostenibilidad/2023/09-septiembre/propuestacap-V2.pdf

•	Banco Popular: https://www.bancopopular.com.co/wps/portal/bancopopular/inicio/para-ti/sostenibilidad
/informe-de-gestion-y-sostenibilidad/!ut/p/z1/04Sj9CPykssy0xPLMnMz0vMAfIjo8zivQy8zYxMLAwC3F2
CDQ3MnAN8vCyCXI0M3I31w8EKDHAARwP9KGL041EQhd_4cP0osJIAf1MTQ28TIz8Ddxdng0CDUDNP
d6MQIzNHQ6gCPGYU5IZGGGQ6KgIAOrgeDg!!/dz/d5/L2dJQSEvUUt3QS80TmxFL1o2X0owSzYyNDgw
UDg0RjQwNklVSVBTRDEyU0cz/

•	Banco AV Villas: https://www.avvillas.com.co/productos-en-oficina/acerca-de-avvillas/#nuestro-compromiso

•	Corficolombiana: https://www.corficolombiana.com/documents/20123/0/Estrategia+de+Cambio+Clim%C3%A1tico+de+Corficolombiana.pdf/7ebd2506-9c86-1f 7d-adfc-6fc86da9a100?t=1678304234730

•	Porvenir: https://www.porvenir.com.co/documents/20143/0/informe-sostenibilidad-porvenir-2022.pdf (p. 84)

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

Milestones in energy management and climate change of entities

Below are the main actions and achievements that have been carried out in our entities aimed at reducing their carbon footprint and efficient use of energy:

•	Banco de Bogotá:

o	It issued Colombia's first sustainable subordinated bond in the international market, with the participation of four multilateral banks: IDB Invest, Findev Canada, Finance in Motion and IFC. The issuance was made for an amount of USD$ 230 million. It also held meetings to accompany 870 clients in their energy transition and sustainable projects. It received an Honorable Mention in the Sustainable Bond of the Year Category, awarded by Global SME Finance Awards 2023 and IFC's Green Bond Technical Assistance Program. 945 employees from the Bank's strategic areas participated in training on issues related to climate change, sustainability, and environmental responsibility.

o	It financed renewable energy generation projects equivalent to the consumption of more than 1.2 million homes.

•	Banco de Occidente:

o	It extended its Sustainable Mobility program to the offices in Barranquilla and Medellín, joining Bogotá and Cali. This prevented the generation of 25,273 CO2. It has 43 offices with energy-efficient systems, of which six are operated with solar energy systems. It also developed volunteering with employees, with the planting of 1,070 trees in areas such as: Farallones National Natural Park (Cali), Chingaza National Natural Park (Bogotá) and Vía Parque Isla de Salamanca (Barranquilla). With its Vivienda Planeta Azul loan, it supports housing projects that have some sustainable certification (Leed, Edge, Casa Colombia and Breeam), providing differential interest rates.

o	Fiduciaria de Occidente was certified as Carbon Neutral by ICONTEC.

•	Banco AV Villas:

o	It reduced energy consumption by 191,872 KW/H by replacing its lightbulbs with LED technology and with its AV Villas Business Forest initiative, in the Great Indigenous Reserve of Vaupés, it planted 326 trees in partnership with Saving The Amazon.

•	Corficolombiana:

o	It is carbon neutral, offsetting CO2 emissions through reforestation projects by Mavalle S.A. It planted 191,762 trees and protected more than 1,051 species of fauna and flora and about 3,057 hectares.

o	Through Surtigas, a subsidiary of Promigas, it inaugurated the UBT Solar project, the largest photovoltaic farm in the country at the Technological University of Bolívar, which has the capacity to generate 700 kWh/year and 1,260 solar panels, thus replacing approximately 50% of the energy consumed by the university.

o	In support of their infrastructure investments, they adopted environmentally sound industrial processes, with the installation of solar panels for power supply in tunnel lighting, checkpoints, and road signage.

Our entities planted nearly 300,000 trees and Corficolombiana protected more than 1,051 species of fauna and flora and about 3,057 hectares.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
5.5.	Water Resource Management

The drinking water used in the daily activities of Grupo Aval Holding is distributed by the Aqueduct and Sewerage Company of the city of Bogotá, an entity that carries out the integral management of water resources.

As a complement to this management, Grupo Aval Holding has:

•	Efficient faucets in sinks by means of sensors that prevent water waste due to use.

•	Flushometers in our toilets instead of water tanks, so that the water waste per flush is reduced.

•	Preventive maintenance to avoid leaks that can lead to resource losses.

The total consumption of drinking water for 2023 was 947.07 m3, although it should be clarified that in the Banco de Occidente building, where we have our offices, consumption is distributed proportionally according to the area that each office has.

The entities, aware of the importance of the efficient use of this resource, have developed internal programs that have led to the reduction of their consumption in 2023 compared to the immediately previous year, this is the case of Banco de Bogotá, which presented a reduction of 18%, as well as Banco Popular and Porvenir, which had a reduction.

Entity	Water consumption (m3)
	2021	2022	2023	Variation 2023 vs 2022
Banco de Bogotá	77,000	73,000	60,000	18%
Banco de Occidente	27,460	26,710	26,580	0%
Banco Popular	186,500	175,300	161,200	8%
Banco AV Villas	33,942	26,790	32,540	-21%
Corficolombiana	209,966,804	234,835,415	238,299,518	-1%
Porvenir	10,954	14,352	13,054	9%
Total	210,302,660	235,151,567	238,592,892	-1%

Total consumption for the Group's entities showed an increase of 1% for the year 2023, which was mainly due to the contribution of Corficolombiana, consumption that includes that of its investments, which, belonging to the sectors: Oil & Gas, infrastructure, cement companies, agriculture, among others, consume a high amount of water for the development of their activities.

Banco de Occidente's Blue Planet Award celebrated its 30th anniversary. It aims to highlight notable achievements in the protection and conservation of water and the environment. More than $1.99 billion has been awarded in prizes aimed at promoting the development of water care projects. This award is given every 2 years and will have its sixteenth edition in 2024.

5.6.	Waste Management

In the offices of Grupo Aval Holding, we have recycling programs, where the separation of waste at the source is promoted with ecological points, resulting in the delivery of the following quantities as recyclable and hazardous waste. During 2024 we will continue to work to establish a baseline regarding the quantities of unusable waste.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
Description of waste diverted from disposal	Quantity	%
	(Tons) 2023
File	0.3895	14.7
PET (Plastic Bottles)	0.026	1.0
Plastic	0.0615	2.3
Glass	1.015	38.2
Plastic caps	0.023	0.9
Cardboard	0.0045	0.2
Foldables	0.375	14.1
Total non-hazardous waste	1.8945	71.3
WEEE	0.7634	28.7
Total hazardous waste	0.7634	28.7
Total	2.6579	100.0

Recycling Culture

At Grupo Aval Holding's facilities, we promote awareness-raising strategies with employees, through informative pieces, raising awareness of the importance of separation at the source and the proper disposal of waste. In 2023 we delivered:

•	1,894.5 kilograms of recycled waste to the Fundación Sanar, these elements are used for the program to help the treatment of low-income children with cancer, which turns the recycling process not only into an environmental aid, but also social work.

•	763.4 kilograms of electrical and electronic waste to suppliers who are responsible for the proper disposal of these elements, part of this waste is voluntarily brought by employees from their homes as a result of these campaigns.

•	Reusable ecological mugs to all employees in December 2023, to discourage the use of disposable cups in offices.

Banco AV Villas provided support to the Fundación Sanar, delivering 13.2 tons of plastic caps, which the foundation markets to invest in the early detection and treatment of childhood and adolescent cancer in the country. This contribution was made thanks to the support of employees, their families, and customers of the bank.

Waste Impact Management

We guarantee that the treatment of the waste we generate is carried out by certified companies for its management and final disposal according to its characteristics.

Companies in charge of the use and final disposal of waste

Company	Type of waste
Acumuladores de Oriente	Hazardous
Lexmark	Hazardous
Comercializadora la Nacional	Hazardous and usable
OCADE	Hazardous
SANAR*	Usable

*Donation

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

The management of unusable waste is carried out by the management company of the city of Bogotá, which is taken to landfills with quality standards and regulated by the district.

5.7.	Articulated Work with our Banks

We continue to lead the Corporate Sustainability Committee with the participation of our entities (Banks, Corficolombiana, Porvenir and dale!), to monitor management and make decisions that allow us to optimize the efforts and resources available, in addition to finding opportunities for corporate synergies.

5.8.	Supplier Management

We highlight the Holding's supplier management in 2023:

•	We promote the national industry through the acquisition of local goods and services.

Supplier type	% number of suppliers	% of value paid to suppliers
Local	91%	89%
Foreign	9%	11%
Total	100%	100%

•	We raise awareness among our suppliers about Occupational Health and Safety by publicizing our Policy, the prevention of emergencies that may occur in our facilities and other relevant aspects of our Occupational Health and Safety Management System, hereinafter "OSHS". By 2023, awareness was raised among 33% of the suppliers who frequent our facilities.

•	It is important for us to know our suppliers, for this reason, considering social issues, since December 2023 for the process of updating and/or creating as a supplier, we ask them if their company, their legal representative or partners, have been subject to analysis in terms of human rights.

•	For the engagement and updating of our suppliers, as a social criterion in the selection process, we verify that the applicant supplier has implemented the OSHS, as a result 100% of suppliers comply with this aspect.

•	Personnel linked through outsourcing who carry out activities within our facilities are periodically verified to guarantee their coverage in Social Security and Occupational Risks; we also include them in some activities scheduled in the Work and Training Plan of our OSHS.

In our supplier selection process, we announce and applicants agree to comply with the criteria of business ethics: Aval Ethics Line, Grupo Aval Code of Ethics and Conduct, anti-corruption, prevention of money laundering and financing of terrorism, confidentiality, protection of personal data, declaration of no conflict of interest, sustainability. 100% of our suppliers are aware of and have agreed to comply with these Company policies and guidelines.

From our entities:

Banco de Bogotá, Banco Popular and Corficolombiana have Sustainable Procurement Policies, whose objective is to incorporate environmental and social criteria for the acquisition of goods and services, with a rational and efficient use of the same suppliers, promoting the adoption of sustainable practices.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

In 2023, our entities made progress in these analyses of environmental and social criteria, as evidenced in the following table.

Entity	% of suppliers selected according to criteria
	Environmental	Social
Banco De Bogotá	10	10
Banco De Occidente	17	17
Banco Popular	17.6	35
Banco AV Villas	12.1	12.1
Corficolombiana	87	87
Porvenir	36	36

Corficolombiana leads this effort by analyzing 87% of its suppliers under these criteria. Expanding its commitment to this stakeholder group, it promotes good practices, with the CorfiSostenible award, which recognizes good practices in: Protection and conservation of the environment, Recycling, reuse and/or recovery of waste, Clean energy and sustainable mobility, Contribution to communities and improvement of quality of life. In the last version, the Woman Entrepreneur Award and the Bonus Award were included.

5.9.	Analysis of Assets Under Management under Social and Environmental Criteria

FN-AC-410a.1, FN-AC-410a.2, FN-AC-410a.3

Porvenir continues to strengthen processes to develop internal ESG ratings for the review of issuers in different sectors, which contributes to risk analyses. At the end of 2023, the percentage of assets under management of Porvenir that incorporated the ESG assessment corresponded to 52.88%. In addition, a Relationship Policy was included in the Responsible Investment Policy to establish principles in relation to environmental, social and governance (ESG) dialogue and relationship activities with the companies or funds in which it invests, either individually or through collaborative engagement initiatives. In 2023 it participated as an active member of the Asset Owner Technical Committee of PRI.

Corficolombiana has a Responsible Investment Policy, which incorporates environmental, social and governance (ESG) factors in decision-making and in the determination and management of risks, opportunities and issues related to investment management. It has assets using ESG integration by $17.3 trillion; assets using Sustainability Thematic Investments integration by $5.7 trillion and applies to all new searches.

Corficolombiana and Porvenir are signatories of the PRI.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
6.	Social Value Creation

Under our commitment to contribute to the country with actions that promote environments with equal conditions free of discrimination and closing social gaps, in recent years we have generated actions that have benefited thousands of Colombians, providing access to the financial sector and improving their living conditions.

Through our entities, we promote financial inclusion and education by reaching different segments of the country's population such as: young people, military forces, people over 60, children, among others, with products and services focused on their needs. In addition, we provide financial solutions to SMEs favoring the correct development of their activities.

We understand that the development of the country goes beyond the economic, which is why we lead social projects aimed at promoting the well-being of the entire population, such as the Luis Carlos Sarmiento Angulo Cancer Research and Treatment Center (CTIC) and "Misión la Guajira".

We are agents of change, and as one of the nation's largest employers, we have a responsibility to foster discrimination-free environments for all. For this reason, we work together with our entities to develop initiatives and programs that guarantee equal conditions and respect for their rights as individuals, actions that have also allowed us to have certifications and recognitions at the national level that support our commitment.

In 2024, we will continue to develop programs to continue closing social gaps in the country, generating well-being for all our stakeholders, and promoting respect for human rights with the implementation of our Corporate Human Rights Policy.

6.1.	Financial Inclusion and Education

Through our entities, we develop initiatives, products and services aimed at closing gaps in access to the financial sector in the country's communities. Innovation has been fundamental to impacting more and more people, and making customers have responsible financial habits.

dale!, Grupo Aval's Digital Wallet

dale! is Grupo Aval's technological platform that provides individuals and businesses with tools to make electronic deposits and financial transactions from a single, 100% digital solution. In the last year, it presented a growth in customers of 231% compared to 2022, with 1,395,460 new customers, reaching a total of 2,000,542. 82% of these new customers were individuals (without a store or small businesses) and the remaining percentage were mobile sales forces.

Customer acquisition was carried out through the implementation of digital marketing strategies, the sales force of the Aval Banks and external sales forces; this last channel specializes in engaging informal businesses, thus starting the positioning of dale! in shops and small businesses.

During the year, dale! migrated its customers to its new transactional core and launched the native dale! 2.0 app. These milestones contribute to the wallet being able to continue with exponential growth, guaranteeing its customers greater stability and availability in the service.

Nearly 7 million successful monetary transactions were made, representing a growth of 182% over 2022. The monetary value of these transactions amounted to $1 trillion. There were 405,167 dispersions of the Guaranteed Minimum Income subsidy of the District Secretariat of Finance of the Mayor's Office of Bogotá, for a value of $83 billion, which represented a growth of 169% compared

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

to the previous year; as well as payments of transportation subsidies for university students of the Governor’s Office of Atlántico.

dale! obtained an outstanding result in the satisfaction indicator (INS) of 88.8%, a growth of 8.3 percentage points compared to the 2022 measurement. On the other hand, the Net Promoter Score (NPS) was 67%, a result higher than the average for the financial sector with a growth of 19.7 percentage points vs. the NPS obtained the previous year.

Our banks' products aimed at financial inclusion

FN-CB-240a.1; FN-CB-240a.2

In 2023, our banks continued to support the country's SMEs by providing financial options to these segments, being fundamental actors for the proper development of their businesses. In 2023, 65,096 credits were placed.

	Banco de Bogotá*	Banco de Occidente**	Banco Popular	Banco AV Villas	Total
Number of loans placed in 2023	25,670	37,788	179	1,459	65,096
Amount – COP (millions)	$1,492,000	$6,100,000	$40,098	$69,294	$7,701,392

*Includes 2023 disbursements for the Microcredit, SME 1.0 and SME 2.0 and Medium Business segments with annual sales of up to $5 billion pesos

**SMEs up to 20 billion

In 2023, our banks rated a total of 11,350 overdue loans and 6,484 non-performing loans.

Entity	Overdue credits (1 to 60 days overdue)		Non-performing loans (more than 60 days in arrears)
	Number of credits	Amount – COP (millions)	Number of credits	Amount – COP (millions)
Banco de Bogotá	2,819	$ 119,790	1,336	$ 33,940
Banco de Occidente	8,397	$ 62,344	4,351	$ 498,464
Banco Popular	14	$ 1,762	325	$ 24,528
Banco AV Villas	75	$1,979	472	$18,939
Total	11,305	$185,875	6,484	$575,871

Banking Products Segments

FN-CB-000.A, FN-CB-000.B

Our banks provide financial solutions that allow us to develop the capacities of Colombians in different segments such as: personal banking, SMEs and corporate, with products such as loans and savings and checking accounts. The coverage of our banks in 2023 is as follows:

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
•	Banco de Bogotá: In savings accounts, it placed: in personal banking 788,482 people with an average monthly value of $5.9 million and 123,697 SMEs with an average monthly value of $23 million; in terms of checking accounts, it placed: in personal banking 4,559 people with an average monthly value of $6.4 million and 123,697 SMEs with an average monthly value of $25.8 million.

In loans, it placed: to individuals 589,091 with an amount of $7,701 billion, to SMEs 25,670 with an amount of $1,492 billion and to Corporate (includes business and corporate segment) 41,026 with an amount of $12,385 billion pesos.

•	Banco de Occidente: 38,302 people were placed in savings accounts with an average value of $7.6 million and 2,443 people were placed in checking accounts with an average value of $20.2 million.

In loans, it placed: 115,067 individuals with an amount of $5,010 billion and Corporate 8,549 with an amount of $9,709 billion.

•	Banco Popular: In savings accounts, it placed: 41,170 individuals with an average opening value of $4 million and 9 SMEs with an average value of $14.3 million; in terms of checking accounts, it placed: 100 individuals with an average opening value of $35 million and 22 SMEs with an average opening value of $23.8 million.

In loans, it placed: 9,950 individuals with an amount of $291,453 million and SMEs 179 with an amount of $40.098 billion.

Contribution to closing gaps in access to the financial sector

FN-CB-240a.3

Banco de Bogotá and Banco Popular contributed to closing gaps in access to the financial sector through products aimed at unbanked or underbanked customers, according to the target segments of each entity. Banco de Bogotá, through the Econocuenta product (savings account with no management fee, with six free withdrawals per month, with no minimum opening amount) placed a total of 14,936 products in 2023. For its part, Banco Popular placed 25,113 accounts for older adults (>60 years old).

6.2.	Financial Education

FN-CB-240a.4

Banco de Bogotá and Banco Popular have developed financial education programs responding to the needs of users related to good cybersecurity practices and anti-fraud awareness, empowering people with knowledge and tools to make informed financial decisions. With these actions, more than 357.957 people in different municipalities of the country direct and indirectly benefited in 2023.

In addition, Banco de Bogotá developed an accessible financial education program for people with hearing disabilities, with the aim of providing training on the use of money to this traditionally underserved population, boosting their financial autonomy, promoting productivity and strengthening social and financial inclusion, reaching 58,868 people. Thanks to these initiatives, the bank received two awards: "Bringing Banking closer to Colombians" in the category of Financial Well-being, a recognition granted by Asobancaria, and the "Recognition of Good Practices in Sustainable Development 2023" granted by the Global Compact and the Bogotá Chamber of Commerce.

The Porvenir Pension Fund Administrator developed initiatives such as: Radio Classes, impacting more than 7,000 students from rural areas, 350,000 listeners and 500 teachers who were trained through the radio. Through the board game El Futuro es Ahorra, 2,500 children and young people were impacted with concepts such as savings, pensions and severance pay; 3.5 million members

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

received content related to the understanding of the pension system. The fund launched the Senior Entrepreneurship Training Program with Universidad del Rosario, reaching 378 pensioners and recognizing 25 projects with the potential to attract investors and achieve large-scale goals. More than 9,000 adults were trained in 4 training spaces on topics such as: entrepreneurship, definition and development of business ideas and brand creation and, additionally, the first entrepreneurship fair was held for pensioners with 26 business and life ventures.

2024 Commitments

Grupo Aval Holding Actions

•	Monitor the goals of the indicators established by the entities in inclusion and financial education, respectively.

•	Support the strengthening of digital products such as the dale! digital wallet, among others.

Entities Management

•	Strengthen financial education and inclusion programs by presenting good practices and experiences in financial inclusion and education.

6.3.	Social Investment

As one of the most relevant financial groups in the country, we recognize the impact we can generate in Colombia's development. We are committed to developing initiatives that contribute to social well-being, such as:

Luis Carlos Sarmiento Angulo Cancer Research and Treatment Center - CTIC

The CTIC consolidates its higher purpose of being a leading center in technology, treatment and research that serves all types of cancer patients. It offers the best quality care, due to its professional treatment and technical teams, with prevention programs, through community advice and research programs on cancer issues in Colombia.

In 2023, the CTIC treated more than 7,488 patients in different Clinical Functional Units and Functional Care Units. Some figures for these services were: 25,406 outpatient consultations, 13,857 radiotherapy sessions, 18,132 diagnostic images, 6,629 sessions at the infusion center and 2,908 surgeries, among other care. The perception of humanized care by patients was 98.95%.

Research and Education: 79 articles were published with an average H-index1 of 9.56, achieving great impact and being at the forefront of the medical literature. The Center's teams of specialists made more than 200 presentations in different scientific scenarios at a national and international level, among other great advances in the initiation of phase 3 clinical studies, in compliance with the GCP Good Clinical Practices Certification granted by INVIMA.

In 2024, the Center will continue to articulate cancer prevention and early detection programs to be one step ahead of this disease and positively impact the incidence and quality of life of Colombians.

Misión La Guajira

At the end of the year, we announced a project that fills us with pride and will allow us to strengthen our ties with the communities and build a group with La Guajira. Through Misión La Guajira, we work together with Prosperidad Social and Prisa Media to find structural and sustainable solutions for the supply of water, energy, and food security for the inhabitants of this department, in addition to their

1 Reading Index

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

productive inclusion. By the end of 2024, it is expected to bring these services to about 80 communities in Manaure and Uribia, benefiting around 3,600 families in the region.

6.4.	Diversity, Equity, and Inclusion

Corporate Diversity and Inclusion Policy

We have a Corporate Diversity and Inclusion Policy, which seeks to establish the general principles and guidelines that complement our Codes of Ethics and ensure a diverse, equitable, inclusive, and respectful organizational culture, which values differences within Grupo Aval and the entities. Promoting equal treatment for all people, regardless of ethnicity, gender identity, sexual orientation, political or religious affiliation, nationality, disability, age, marital status, socioeconomic status, among others.

For more information on the policy, please refer to:

https://www.grupoaval.com/documents/1028736/1115222/Pol%C3%ADticaCorporativadeDiversidadeInclusi%C3%B3nGrupoAval.pdf/ac8bebe1-3b22-f0fe-d3ec-bc6e1b5d4c51?t=1630353411752

Diversity Ambassadors

As part of the Diversity, Equity, and Inclusion strategy, 19 employees from the different entities were certified as Diversity Ambassadors. This program, directed by the Chamber of Diversity, was aimed at training, and generating internal capacities in organizations on these issues that allowed participants to acquire knowledge and tools for the management of diversity in their organizations and to become familiar with the concepts, processes, and requirements of inclusive companies, in accordance with national and international standards.

During the year, DEI leaders from the entities actively participated in the Chamber Academies convened by the Chamber of Diversity, in order to present and share best practices.

We Trade

For the fifth consecutive year, we participated as allies in the We Trade Fair together with our entities, offering products and services to promote the financial inclusion of this population. In addition, we were part of two spaces: 1. The Power of Diversity and 2. Grupo Aval: building a more diverse and inclusive country, which allowed us to demonstrate the path and the lessons that have been achieved with DEI actions.

Pride Parade

For the second year, employees, family and friends, we joined the pride parade that took place on July 2, reaffirming our commitment to the rights of all people and making a group with diversity

National Ranking of Diverse and Inclusive Companies

For the first time, all entities participated in the National Ranking of Diverse and Inclusive Companies to generate a diagnosis and find gaps that allow us to strengthen our strategy. As a result, Banco de Bogotá and Corficolombiana ranked 4th and 9th respectively.

Xtrends - Compensar

We participated in the forum "The humanization of leadership, diversity is in everyone", organized by Compensar, where we discussed the lessons learned and best practices of companies in this area.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

Main Milestones in Diversity and Inclusion of Entities

•	Banco de Bogotá launched the inclusive communication guide that by 2023 will support the elimination of microaggressions, micro-machismo, among others, in the day-to-day life.

•	Banco de Occidente launched the first Touch Card aimed at visually impaired people. It also launched the Pride Connections campaign with training programs for employees in Female Leadership in Organizations, Transformative Leadership in Gender Terms, Diverse Leadership in Organizations, Sexual and Gender Diversity, and Affirmative Practices in the Recognition of Sexual Diversity.

•	Banco Popular was recognized by Forbes Magazine 2023 as one of the 12 leading companies in Diversity, Equity, and Inclusion.

•	Banco AV Villas and Banco de Occidente have sign language interpreter collaborators, who provide support to customers with hearing and/or language disabilities that reach any bank office in the country. In addition, as relevant actions, Banco AV Villas has a basic course that offers its employees to learn this language and thus contribute to building a more empathetic and inclusive society.

•	Corficolombiana carried out different volunteer work with families with HIV and displaced persons, trans women, children with cognitive disabilities in Bogotá, people with intellectual disabilities, children diagnosed with cancer.

6.5.	Gender Equity

Aequales PAR Ranking Measurement

For the first time, we participated together with our entities in the measurement of the Aequales PAR Ranking to find opportunities for improvement, close gaps and promote actions to improve the group's performance in Gender Equality. For Grupo Aval Holding, the main strengths found in the diagnosis were: the Corporate Diversity and Inclusion Policy; the possibility of working from home for caregivers and the staggered return of maternity leave. The main opportunities for improvement include the definition of the DEI action plan; the development of the Corporate Manual for Inclusive Communications; the development of the socio-demographic characterization survey and the strengthening of processes for the prevention and care of harassment.

Woman To Watch Recognition

Our Marketing & ESG Manager, Maria Fernanda Sánchez Castaño, was recognized as one of the 11 Colombian Women to Watch 2023 by P&M magazine, which rewards transformative female work in the advertising, marketing and communications sector, highlighting her leadership, inspiration, influence and contribution to the sector.

Participation of Women in Entities

Entity	Women's participation (%)
	Staff	Managerial
Banco de Bogotá	59	40
Banco de Occidente	62	33
Banco Popular	59	42
Banco AV Villas	66	15
Corficolombiana	37	45
Porvenir	60	57

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

Milestones in Gender Equity of the Entities

With the "Comunidad de Mujeres BdB" program, Banco de Bogotá promoted the construction of sorority by attending to the specific needs of women and tailored to their needs in three fundamental pillars: Family life, personal growth, and professional development.

•	Banco de Occidente ranked seventh in the Great Place to Work ranking, as the best place to work for women for companies with more than 1,500 employees. In addition, it launched the Pride Connections campaign with training programs for employees aligned with respect for Human Rights on topics such as: Female Leadership in Organizations, Transformative Leadership in Gender Terms, Diverse Leadership in Organizations, Sexual and Gender Diversity and Affirmative Practices in the Recognition of Sexual Diversity.

•	The president of Corficolombiana, Maria Lorena Gutiérrez Botero, was recognized by 30% Club Growth Through Diversity, for promoting gender equality in boards of directors.

•	Banco de Bogotá maintained the Equipares Silver Seal and received certification as a Family-Responsible Company (EFR), for a system that reconciles work and family life, by the MásFamilia Foundation. It has developed different strategies such as: " Más equidad por el país" that provided 60% of the 150 scholarships of the Juan María Robledo program, which benefits young women digital talents who are studying STEM careers. It implemented the STEM Talent Seedbed, which seeks to encourage the participation of more women in careers related to science, technology, engineering, and mathematics, as well as their incorporation and training in areas of digital transformation. The organization invited girls and young women to participate in the Scientific Challenge BdB, an initiative that stimulates and rewards the talent of women between the ages of 7 and 18, around science and technology. In partnership with Inexmoda, the second edition of "Mujeres Cambiando la Moda" was held aimed at women entrepreneurs who seek to energize, enhance, and transform their businesses into innovative, competitive, and sustainable companies. With the ”Comunidad de Mujeres BdB” program aimed at almost 6,000 women; they generate value for each of the women who are part of the bank.

•	Banco Popular has a maternity room and 14 calendar days, in addition to the 18 weeks established by law.

•	Banco AV Villas has breastfeeding rooms and provides knowledge and training spaces for employees who are expecting children or who are already parents through virtual talks.

•	Corficolombiana and its investments created 5,007[2] jobs for women in the last year. They have an Equitable Remuneration Policy for all employees, and a Compensation Policy, through the salary management model, aligned with the organization's strategic plan.

2024 Commitments

Grupo Aval Holding Actions

-	Implement periodic awareness programs on diversity, equity, and inclusion for managers and employees and encourage their participation.

-	Generate action plans for the PAR Aequales or similar ranking result and follow up.

-	Maintain the recognition of the Friendly Biz seal.

Entities Management

-	Evaluate the spaces for raising awareness about diversity, equity, and inclusion carried out by the entities.

2 Corresponds to direct, apprentice and temporary employees.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
-	Hold periodic DEI committees to monitor the implementation of action plans, indicators and/or goals for compliance with corporate diversity, equity, and inclusion commitments such as the Friendly Biz seal.

Corporate Human Rights Policy

In 2023, we began the construction of the Corporate Human Rights policy, which will come into force in the first semester of 2024.

6.6.	Coordinated Work with our Banks

We continue to lead the Corporate Diversity, Equity, and Inclusion Committee with the participation of our entities (Banks, Corficolombiana, Porvenir and dale!), to monitor management and make decisions that allow us to optimize the efforts and resources available, in addition to finding opportunities for corporate synergies.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)

SASB Content

Commercial Banks

SASB	Description	Page
FN-CB-230a.1	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of account holders affected.	11
FN-CB-230a.2	Description of approach to identifying and addressing data security risks.	11
FN-CB-240a.1	1) Number and (2) amount of loans outstanding qualified to programs designed to promote small business and community development.	30
FN-CB-240a.2	(1) Number and (2) amount of past due and nonaccrual loans qualified to programs designed to promote small business and community development.	30
FN-CB-240a.3	Number of no-cost retail checking accounts provided to previously unbanked or underbanked customers.	31
FN-CB-240a.4	Number of participants in financial literacy initiatives for unbanked, underbanked, or underserved customers.	31
FN-CB-410a.2	Description of approach to incorporation of environmental, social, and governance (ESG) factors in credit analysis	9
FN-CB-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3.	17
FN-CB-410b.3	Percentage of gross exposure included in the financed emissions calculation.	17
FN-CB-410b.4	Description of the methodology used to calculate financed emissions.	17
FN-CB-550a.1	Global Systemically Important Bank (G-SIB) score, by category.	Grupo Aval's banks are not part of the G-SIG, therefore, they do not represent Global Systemic Importance.

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
FN-CB-550a.2	Description of approach to incorporation of results of mandatory and voluntary stress tests into capital adequacy planning, long-term corporate strategy, and other business activities.

Although Grupo Aval does not have a regulatory obligation to perform stress tests, the Holding Company advises, coordinates and monitors the stress tests performed by each entity with the obligation to comply with stress testing Internal areas from each of these, participate in the design, implementation and validation of the stress tests, and are in charge of developing forecasts aligned with the business plan. Each area in charge implements and validates the assumptions and methodologies that were used for the forecasts.

Stress testing exercises act as a tool in the planning and monitoring of the financial situation of the entities, which also allows coordinating efforts and advancing in the responsible management of the organizations towards the objectives set by each of them.

FN-CB-000.A	(1) Number and (2) value of checking and savings accounts by segment: (a) personal and (b) small business.	30
FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small business, and (c) corporate.	30

Asset Management & Custody Activities

SASB	Description	Page
FN-AC-410a.1	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability themed investing and (3) screening	28
FN-AC-410a.2	Description of approach to incorporation of environmental, social and governance (ESG) factors in investment or wealth management processes and strategies	28
FN-AC-410a.3	Description of proxy voting and investee engagement policies and procedures	28

Practices, policies, processes and indicators in relation to social and environmental issues, including climate issues (Chapter Extracted from Sustainability Report)
FN-AC-410b.1	Absolute gross financed emissions, disaggregated by (1) Scope 1, (2) Scope 2 and (3) Scope 3	17
FN-AC-410b.2	Total amount of assets under management (AUM) included in the financed emissions disclosure	17
FN-AC-410b.3	Percentage of total assets under management (AUM) included in the financed emissions calculation.	17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel